UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

On March 8, 2012, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2011.

The agenda for the annual general meeting of shareholders to be held on March 23, 2012 was also released through two
Korean daily newspapers, and the detailed contents of such agenda are also currently being distributed to shareholders of
KB Financial Group Inc. for their reference as they exercise their voting rights.

•	Agenda:

1) Approval of financial statements for fiscal year 2011

2) Amendment of the articles of incorporation

3) Appointment of directors

4) Appointment of members of the Audit Committee, who are non-executive directors

5) Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of

Shareholders for Fiscal Year 2011

Agendum 1. Approval of Financial Statements for Fiscal Year 2011

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Statements of Financial Position as of December 31, 2011
99.2	Separate Statements of Comprehensive Income for the year ended December 31, 2011
99.3	Separate Statements of Appropriation of Retained Earnings for the year ended December 31, 2011

Agendum 2. Amendment of the articles of incorporation

The following table sets forth a summary of the proposed amendments to the Articles of Incorporation:

CURRENT	AMENDMENT (DRAFT)	REMARKS
Article 1 ~ Article 7 (Omitted)	Article 1 ~ Article 7 (Same as before)

Article 8 (Types of Shares)	Article 8 (Types of Shares)	Reflecting the amendments to the Korean Commercial Code (the “KCC”) (Article 344 of the amended KCC)

(1) The shares to be issued by the Company shall be common shares in registered form and preferred shares in registered form. The shares shall be issued by a resolution of the Board of Directors.	(1) The shares to be issued by the Company shall be shares in registered form. The shares shall be issued by a resolution of the Board of Directors.

(2) Preferred shares in registered form may have preferential rights over the common shares with respect to the distribution of dividends or residual properties of the Company.

(2)    The Company may issue common shares, shares with preferred dividend, non-voting shares, class shares with conversion rights (“convertible shares”), class shares with redemption rights (“redeemable shares”) and shares with combination of all or any of the above classes (the foregoing shares, except common shares, shall be referred to as “class shares”) in accordance with the terms of the Articles of Incorporation.

Article 9 (Omitted)	Article 9 (Same as before)

Article 10 (Number and Description of Preferred Shares)	Article 10 (Non-Voting Shares with Preferred Dividend)	Reflecting the amendments to the KCC (Articles 344-2, 462, 462-4 of the amended KCC)

(1) Preferred shares to be issued by the Company shall be non-voting, and the number thereof shall not exceed one half (1/2) of the total number of issued and outstanding shares.	(1) The Company may issue non-voting shares with preferred dividend, and the number thereof shall not exceed one half (1/2) of the total number of issued and outstanding shares.

CURRENT	AMENDMENT (DRAFT)	REMARKS

(2)    The dividends on preferred shares shall be no less than one percent (1%) per annum of the par value and the rate thereof shall be determined by the Board of Directors at the time of issuance; provided, that in the case of the issuance of preferred shares whereby the rate of preferred dividends is adjustable, the Board of Directors shall determine the fact that the rate of preferred dividends are adjustable, the reasons for the adjustability, the base date for the adjustment and the method of adjustment at the time of issuance of such shares.

(2)    The dividends on non-voting shares with preferred dividend shall be no less than one percent (1%) per annum of the par value and the rate thereof shall be determined by the Board of Directors at the time of issuance, together with the type of the distributed properties and method of determination of the value of distributed properties and conditions on payment of dividends to the extent permitted under Articles 58 and 59 hereof; provided, that in the case of issuance of non-voting shares with preferred dividend whereby the rate of preferred dividends is adjustable, the Board of Directors shall determine the fact that the rate of preferred dividends are adjustable, the reasons for the adjustability, the base date for the adjustment and the method of adjustment at the time of issuance of such shares.

(3) Preferred shares to be issued by the Company may be participating or non- participating, and accumulating or non- accumulating by the resolution of the Board of Directors.	(3) Non-voting shares with preferred dividend to be issued by the Company may be participating or non- participating, and accumulating or non- accumulating by the resolution of the Board of Directors.

(4)    If a resolution not to distribute dividends on preferred shares is adopted, then the preferred shares shall be deemed to have voting rights from the next General Meeting of Shareholders immediately following the General Meeting of Shareholders at which such resolution not to distribute dividends on preferred shares is adopted, to the end of the General Meeting of the Shareholders at which a resolution to distribute dividends on such preferred shares is adopted.

(4)    Non-voting shares with preferred dividend have no voting rights. However, if a resolution not to distribute dividends on such shares is adopted, then the such shares shall be deemed to have voting rights from the next General Meeting of Shareholders immediately following the General Meeting of Shareholders at which such resolution not to distribute dividends on such shares is adopted, to the end of the General Meeting of the Shareholders at which a resolution to distribute dividends on such shares is adopted.

CURRENT	AMENDMENT (DRAFT)	REMARKS

(5)    If the Company increases its capital by a shares offering or a bonus issue, the new shares to be assigned to preferred shares shall be common shares in the case of a shares offering and shall be the shares of same type in the case of a bonus issue.

(5)    If the Company increases its capital by a shares offering or a bonus issue, the shares to be assigned to non-voting shares with preferred dividend shall be common shares in the case of a shares offering and shall be the shares of same type in the case of a bonus issue.

(6)    Whether or not to specify the duration of preferred shares shall be determined by the resolution of the Board of Directors. If there is any duration of preferred shares, such duration shall be no less than one (1) year and no more than ten (10) years from the date of issuance, and such period of duration shall be determined by the Board of Directors at the time of issuance. If there is any duration of preferred shares, preferred shares shall be converted into common shares upon the expiration of the duration period. However, if the holders of the preferred shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive in full the dividends to which they are entitled. In such a case, Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

(6)    Whether or not to specify the duration of non-voting shares with preferred dividend shall be determined by the resolution of the Board of Directors. If there is any duration of non-voting shares with preferred dividend, such duration shall be no less than one (1) year and no more than ten (10) years from the date of issuance, and such period of duration shall be determined by the Board of Directors at the time of issuance. If there is any duration of non-voting shares with preferred dividend, such shares shall be converted into common shares upon the expiration of the duration period. However, if the holders of such shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive in full the dividends to which they are entitled. In such a case, Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

CURRENT	AMENDMENT (DRAFT)	REMARKS

Article 11 (Convertible Shares)	Article 11 (Convertible Shares)	Reflecting the amendments to the KCC (Article 346 of the amended KCC)

(1)    The Company may, pursuant to a resolution of the Board of Directors, issue shares that are convertible into common shares or preferred shares, in an amount not exceeding 20% of the total number of issued and outstanding shares of the Company.

(1)    The Company may, pursuant to a resolution of the Board of Directors, issue shares that are convertible into common shares or class shares at the request of shareholders, in an amount not exceeding 20% of the total number of issued and outstanding shares of the Company.

(2)    The issue price of the new shares issued upon conversion shall be equal to the issue price of shares prior to conversion, and the number of shares to be issued upon conversion shall be equal to the number of common shares or preferred shares prior to conversion.

(2)    The issue price of the new shares issued upon conversion shall be equal to the issue price of shares prior to conversion, and the number of shares to be issued upon conversion shall be equal to the number of shares prior to conversion.

(3)    The conversion period shall be determined by a resolution of the Board of Directors and shall be a period that commences not earlier than one (1) year, and ends no later than ten (10) years, from the issue date.

(3)    The period during which a shareholder may request for conversion shall be determined by a resolution of the Board of Directors and shall be a period that commences not earlier than one (1) year, and ends no later than ten (10) years, from the issue date.

(4) Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.	(4) (Same as before)

CURRENT	AMENDMENT (DRAFT)	REMARKS

Article 12 (Redeemable Shares)	Article 12 (Redeemable Shares)	Reflecting the amendments to the KCC (Articles 344-2 and 345 of the amended KCC)

(1)    In the case of issuance of preferred shares, the Company may, pursuant to a resolution of the Board of Directors, issue such preferred shares as redeemable shares that may be redeemed with profits at the discretion of the Company or such shareholders.

(1)    In case of issuance of non-voting shares with preferred dividend, the Company may, pursuant to a resolution of the Board of Directors, issue such non-voting shares with preferred dividend as redeemable shares that may be redeemed with profits at the discretion of the Company or such shareholder, in an amount not exceeding one half (1/2) of the total number of issued and outstanding shares of the Company.

(2) ~ (4) (Omitted)	(2) ~ (4) (Same as before)

(5)    If the Company wishes to redeem the redeemable shares, the Company shall provide public notice specifying its intention to redeem, the redeemable shares to be redeemed and the fact that the share certificates must be presented to the Company within a period of no less than one month. The Company must separately provide notice to the shareholders registered in the Company’s registry of shareholders and the registered pledgees. Upon the expiration of the period mentioned above, the Company shall mandatorily redeem the redeemable shares.

(5)    In case of redeemable shares which the Company may redeem at its discretion, if the Company wishes to redeem the redeemable shares, the Company shall provide public notice specifying its intention to redeem, the redeemable shares to be redeemed and the fact that the share certificates must be presented to the Company within a period of no less than one(1) month. The Company must separately provide notice to the shareholders registered in the Company’s registry of shareholders and the registered pledgees. Upon the expiration of the period mentioned above, the Company shall mandatorily redeem the redeemable shares. In case of redeemable shares which the Company may redeem at the request of shareholders, the shareholder requesting for redemption shall provide to the Company a notice specifying its intention to redeem and the redeemable shares to be redeemed within a period of no less than one(1) month.

CURRENT	AMENDMENT (DRAFT)	REMARKS

(6)    At the time of issuance of redeemable shares, the Company may, pursuant to a resolution of the Board of Directors, issue the redeemable shares as convertible shares as provided for in Article 11 hereof.

(6)    At the time of issuance of redeemable shares, the Company may, pursuant to a resolution of the Board of Directors and to the extent permitted by the relevant laws and regulations, issue the redeemable shares as convertible shares as provided for in Article 11 hereof.

Article 13 (Preemptive Rights)	Article 13 (Preemptive Rights)	Reflecting the amendments to the KCC (Article 418 of the amended KCC)

(1) ~ (2) (Omitted)	(1) ~ (2) (Same as before)

<Paragraph Newly added>

(3)    If the Company allocates new shares to persons other than existing shareholders of the Company pursuant to Paragraph (2) above, it shall separately give the notice to the shareholders or provide the public notice with respect to the matters set forth in Article 416, Items 1, 2, 2-2, 3 and 4 of the Korean Commercial Code no later than two (2) weeks before the payment date of such shares.

(4) (Omitted)	(4) (Same as before)

(5) (Omitted)	(5) (Same as before)

Article 14 (Stock Option)	Article 14 (Stock Option)	Reflecting the amendments to the KCC (Article 344-2 of the amended KCC)

(1) ~ (2) (Omitted)	(1) ~ (2) (Same as before)

(3) The shares to be issued upon the exercise of stock options shall be common shares or preferred shares, both of which shall be in registered form.	(3) The shares to be issued upon the exercise of stock options shall be common shares or class shares.

(4) ~ (9) (Omitted)	(4) ~ (9) (Same as before)

Articles 15 ~ 18 (Omitted)	Articles 15 ~ 18 (Same as before)

CURRENT	AMENDMENT (DRAFT)	REMARKS
<Article newly added>	Article 19 (Issuance of Bonds)	Reflecting the amendments to the KCC (Article 469 of the amended KCC)

(1) The Company may, pursuant to a resolution of the Board of Directors, issue bonds.

(2)    The Board of Directors may delegate the Representative Director the authority to issue bonds in such amount and type as determined by the Board of Directors no later than one (1) year from the date of delegation.

Article 19 (Issuance of Convertible Bonds)	Article 19-2 (Issuance of Convertible Bonds)	Reflecting the amendments to the KCC (Article 344-2 of the amended KCC)

(1) ~ (2) (Omitted)	(1) ~ (2) (Same as before)

(3)    The shares to be issued upon conversion shall be common shares or preferred shares. The conversion price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of convertible bonds.

(3)    The shares to be issued upon conversion shall be common shares or class shares. The conversion price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of convertible bonds.

(4) ~ (5) (Omitted)	(4) ~ (5) (Same as before)

Article 20 (Bonds with Warrants)	Article 20 (Bonds with Warrants)	Reflecting the amendments to the KCC (Article 344-2 of the amended KCC)

(1) ~ (2) (Omitted)	(1) ~ (2) (Same as before)

(3)    The shares to be issued upon exercise of warrants shall be common shares or preferred shares. The issue price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of bonds with warrants.

(3)    The shares to be issued upon exercise of warrants shall be common shares or class shares. The issue price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of bonds with warrants.

(4) ~ (5) (Omitted)	(4) ~ (5) (Same as before)

CURRENT	AMENDMENT (DRAFT)	REMARKS
Articles 21 ~ 39 (Omitted)	Articles 21 ~ 39 (Same as before)

Article 40 (Appointment of Representative Director, et al.)	Article 40 (Appointment of Representative Director, et al.)	Providing a basis for having the Representative Directors (Article 7 of the BOD Regulation)

The Company may appoint several Representative Directors by the resolution of the Board of Directors.	The Company may appoint several Representative Directors, including one appointed as the Chairman, by the resolution of the Board of Directors.

Articles 41 ~ 43 (Omitted)	Articles 41 ~ 43 (Same as before)

Article 44 (Method of Resolution)	Article 44 (Method of Resolution)	Reflecting the amendments to the KCC (Articles 397-2, 398 and 391 of the amended KCC)

(1)    The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of the Representative Director and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.

(1)    The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of the Representative Director and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office; provided, further, that any matter falling under Articles 397-2 (Prohibition on Usurpation of Corporate Opportunity) and 398 (Prohibition on Transaction between Director and Company) of the Korean Commercial Code shall be adopted by the affirmative vote of equal to or more than two-thirds(2/3) of the Directors in office.

CURRENT	AMENDMENT (DRAFT)	REMARKS

(2)    The Board meetings may be held by means of a videoconference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

(2)    The Board meetings may be held by means of an audio conference that can simultaneously transmit and receive sound, whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

(3) (Omitted)	(3) (Same as before)

Articles 45 ~ 50 (Omitted)	Articles 45 ~ 50 (Same as before)

Article 51 (Duties of Audit Committee)	Article 51 (Duties of Audit Committee)	Reflecting the amendments to the KCC (Articles 412-4 and 415-2 of the amended KCC)

(1) (Omitted)	(1) (Same as before)

<Paragraphnewly added>

(2)    The Audit Committee may, if necessary, request to call the Board meeting by submitting, in writing, a purpose and reason for such meeting to a person authorized to convene the Meeting of the Board of Directors.

<Paragraphnewly added>

(3)    The Audit Committee may convene the Meeting of the Board of Directors in the event a person authorized to convene the Meeting of the Board of Directors fails to convene such meeting without delay according to Paragraph (2) above.

(4) (Omitted) (5) (Omitted) (6) (Omitted) (7) (Omitted) (8) (Omitted)	(4) (Same as before) (5) (Same as before) (6) (Same as before) (7) (Same as before) (8) (Same as before)

CURRENT	AMENDMENT (DRAFT)	REMARKS

(9) In addition to the matters referred to in Paragraphs (1) through (6), the Audit Committee shall carry out the matters delegated by the Board of Directors.	(9) In addition to the matters referred to in Paragraphs (1) through (8), the Audit Committee shall carry out the matters delegated by the Board of Directors.

(10) (Omitted)	(10) (Same as before)

<Paragraphnewly added>	(11) The Audit Committee may request professional support at the Company’s expenses.

Articles 52 ~ 53 (Omitted)	Articles 52 ~ 53 (Same as before)

Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)	Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)	Reflecting the amendments to the KCC (Articles 447 of the amended KCC)

(1)    The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

(1)    The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data for items 1 through 3 and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

1. balance sheet(statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies);	1. balance sheet(statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies);

2. statements of profit and loss; and	2. statements of profit and loss;

3. statement of appropriation of retained earnings or statement of disposition of deficit.	3. other documents which record the Company’s financial condition and business performance as set forth by the Enforcement Decree of the Korean Commercial Code; and

CURRENT	AMENDMENT (DRAFT)	REMARKS

<Item newly added>	4. consolidated financial statements for items 1 through 3 as set forth by the Enforcement Decree of the Korean Commercial Code.

(2) (Omitted) (3) (Omitted) (4) (Omitted)	(2) (Same as before) (3) (Same as before) (4) (Same as before)

Articles 55 ~ 57 (Omitted)	Articles 55 ~ 57 (Same as before)

Article 58 (Dividends)	Article 58 (Dividends)	Reflecting the amendments to the KCC (Articles 344 and 462 of the amended KCC)

(1) (Omitted)	(1) (Same as before)

(2)    In case the dividends are to be distributed in stock and the Company has several classes of shares, the stock dividend distribution may be made in shares of different types by a resolution of the General Meeting of Shareholders.

(2)    In case the dividends are to be distributed in stock and the Company has class shares, the stock dividend distribution may be made in shares of different types by a resolution of the General Meeting of Shareholders.

(3) (Omitted)	(3) (Same as before)

Article 59 (Quarterly Dividends)	Article 59 (Quarterly Dividends)	Reflecting the amendments to the KCC (Articles 344 and 462 of the amended KCC)

(1) ~ (3) (Omitted)	(1) ~ (3) (Same as before)

(4)    In case of distributing quarterly dividends, the same dividend rate as that of common shares of the Company shall be applied to the preferred shares, unless otherwise determined at the time of issuance.

(4)    In case of distributing quarterly dividends, the same dividend rate as that of common shares of the Company shall be applied to non-voting shares with preferred dividend under Article 10 unless otherwise determined at the time of issuance.

Articles 60 ~ 61 (Omitted)	Articles 60 ~ 61 (Same as before)

(Addendum newly established)

ADDENDUM (2012.03.23)

Article 1 (Effective Date)

The amendments to Article 40 of the Articles of Incorporation shall become effective from the date of approval by the General Meeting of Shareholders, March 23, 2012 and the other amendments shall become effective from April 15, 2012. Therefore, the amendments to the Articles of Incorporation shall not apply to any shares and bonds issued before the effective date of the Articles of Incorporation.

Including a transitional provision in addendum, except for the amendments of Article 40, subject to the effective date of the KCC (April 15, 2012) and making it clear that the amendments of these Articles of Incorporation shall not apply to any shares and bonds issued before the effective date of these Articles of Incorporation for the purpose of protecting the existing shareholders and bondholders of the Company.

Agendum 3. Appointment of directors

Nominees for Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kun Ho Hwang (New appointment) (01/23/1951)	Advisor, Korea Financial Investment Association	• Chairman, Korea Financial Investment Association • CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Kyung Jae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association • Director, Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Nam Lee (Re-appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jae Mok Cho (Re-appointment) (01/05/1961)	CEO, ACE Research Center	• Research Advisor, Seoul City Government • Adjunct Professor, Graduate School of Journalism, Hanyang University • Vice Chairman, Korean Association for Advertising and Public Relations	• Ph.D., M.A. and B.A. in Psychology, Keimyung University	Republic of Korea	1 year

Note:

(1)	None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 4. Appointment of members of the Audit Committee, who are non-executive directors

Nominees for members of the Audit Committee who are Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kun Ho Hwang (New appointment) (01/23/1951)	Advisor, Korea Financial Investment Association	• Chairman, Korea Financial Investment Association • CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Jin Kim (New appointment) (12/11/1949)	Professor, Seoul National University	• Outside director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Nam Lee (New appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	Republic of Korea	1 year

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•   Presidential Secretary for Audit and Inspection

•   Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•   Information Service of Supreme Prosecutors’ Office

•   Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Note:

(1)	None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 5. Approval of the aggregate remuneration limit for directors

	For fiscal year 2011	For fiscal year 2012
No. of Directors (No. of Non-Executive Directors)	12 (8)	13 (9)
Aggregate Remuneration Limit	Won 5 billion was proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2011. The board of directors was to approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) was proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2009 to September 28, 2012 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors was to approve and ratify the standard and method of allocation and disbursements thereof.	Won 5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2012. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2012 to September 28, 2015 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: March 8, 2012	By: /s/ Jong Kyoo Yoon
(Signature)
Name: Jong Kyoo Yoon Title: Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2011, 2010

(In millions of Korean won)	December 30, 2011		December 31, 2010
Assets
Cash and due from financial institutions	~~W~~	32,031	~~W~~	759,998
Loans		60,000		160,000
Investments in subsidiaries		17,773,322		17,673,322
Property and equipment		759		1,109
Intangible assets		10,531		11,057
Current income tax assets		—		125,423
Deferred income tax assets		2,445		898
Other assets		631,602		48,105

Total assets	~~W~~	18,510,690	~~W~~	18,779,912

Liabilities
Debts	~~W~~	130,000	~~W~~	—
Debentures		49,988		799,353
Current income tax liabilities		578,729		—
Other liabilities		35,693		159,438

Total liabilities		794,410		958,791

Equity
Capital stock		1,931,758		1,931,758
Capital surplus		13,513,809		13,513,809
Retained earnings		2,270,713		2,375,554

Total equity		17,716,280		17,821,121

Total liabilities and equity	~~W~~	18,510,690	~~W~~	18,779,912

Exhibit 99.2

KB Financial Group Inc.

Separate Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(In millions of Korean won, except per share amounts)	2011		2010
Interest income	~~W~~	26,999	~~W~~	36,150
Interest expense		(41,571)		(53,431)

Net interest expense		(14,572)		(17,281)

Fee and commission income		—		4
Fee and commission expense		(6,079)		(6,955)

Net fee and commission expense		(6,079)		(6,951)

Net gains(losses) on financial assets/liabilities at fair value through profit and loss		—		—

Provision for credit losses		—		—

Employee compensation and benefits		(26,332)		(19,083)
Depreciation and amortization		(1,581)		(1,792)
Other general and administrative expenses		(13,798)		(10,312)

General and administrative expenses		(41,711)		(31,187)
Net other operating income		—		95,305

Operating profit(loss)		(62,362)		39,886
Non-operating income(expense)		(2,863)		792

Profit(loss) before tax		(65,225)		40,678
Income tax benefit		1,547		897

Profit(loss) for the period		(63,678)		41,575

Total comprehensive income(loss) for the period	~~W~~	(63,678)	~~W~~	41,575

Earnings(loss) per share
Basic and diluted earnings(loss) per share	~~W~~	(173)	~~W~~	121

Exhibit 99.3

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

For the years ended December 31, 2011 and 2010

(Date of appropriation for 2011: March 23, 2012)

(Date of appropriation for 2010: March 25, 2011)

(in millions of Korean won)	2011		2010
Unappropriated retained earnings
Balance at the beginning of year	~~W~~	1,228,377	~~W~~	1,652
Cumulative Effect of transition to K-IFRS		—		1,235,145
Net income		(63,678)		41,575

		1,164,699		1,278,372

Appropriation of retained earnings
Legal reserve		—		8,832
Regulatory Reserves for Credit Losses		3,306		—
Cash dividends		278,173		41,163
(Dividends per common share: ~~W~~ 720 (14.40%) in 2011)
(Dividends per common share: ~~W~~ 120 (2.40%) in 2010)

		281,479		49,995

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	883,220	~~W~~	1,228,377

ø  The effect of transition of K-IFRS is reflected in Statement of Appropriation of Retained Earnings of FY2010 for the purpose of comparision. Therefore, Statement of Appropriation of Retained Earnings of FY2010 is different from that approved on Mar.25.2011